February 14, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Smart Online, Inc.
Registration Statement on Form SB-2
File No.: 333-119385

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smart Online, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. on February 14, 2005, or as soon thereafter as possible.

Smart Online, Inc. hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

SMART ONLINE, INC.

/s/ Michael Nouri

Michael Nouri, President

cc:       James Verdonik, Esq.